KW 3/18

SEC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAGE, RUTTY & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 CORPORATE WOODS, SUITE 300
(No. and Street)

ROCHESTER (City) NEW YORK (State) 14623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES P. BURKE (585) 232-3760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEJOY, KNAUF & BLOOD, LLP
(Name – *if individual, state last, first, middle name*)

39 STATE STREET (Address) ROCHESTER (City) NEW YORK (State) 14614 (Zip Code)

CHECK ONE:

[redacted]

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

13013898

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KH 3/12

OATH OR AFFIRMATION

I, JAMES P. BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAGE, RUTTY & CO., INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE C. CATILLAZ
Notary Public, State of New York
Ontario County, # 01CA6159138
Commission Expires 1/16/20 15

Notary Public

Signature

VP - FINANCE
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Auditors on Internal Control required by Rule 17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGE, RUTTY & CO., INC.

TABLE OF CONTENTS

DeJoy, Knauf
& Blood LLP
certified public accountants

Rochester, New York

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Sage, Rutty & Co., Inc., (the "Company") as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sage, Rutty & Co., Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

DeJoy, Knauf & Blood, LLP

February 27, 2013.

DEJOY, KNAUF
& BLOOD LLP
certified public accountants

SAGE, RUTTY & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
Cash	$ 1,569,274	$ 1,806,982
Firm margin deposit	396,038	445,964
Receivable from brokers or dealers	843,826	577,699
Securities owned, at fair value	1,976,842	1,507,889
Deposits and other assets	640,004	642,745
Furniture and equipment, net	170,220	193,810
TOTAL ASSETS	$ 5,596,204	$ 5,175,089
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Payable to brokers or dealers	$ 932,505	$ 622,743
Accrued compensation and related taxes	530,380	352,039
Accrued profit sharing	376,309	384,295
Other accrued expenses	129,792	120,670
Deferred rent payable	104,795	93,037
Deferred income tax liability	155,029	109,066
Income taxes payable	21,983	-
Dividends payable	-	202,000
Total liabilities	2,250,793	1,883,850
COMMITMENTS		
STOCKHOLDERS' EQUITY:		
Class A common stock, $0.01 par value 100,000 shares authorized; 84,000 shares issued	840	840
Class B common stock, $0.01 par value 100,000 shares authorized; no shares issued	-	-
Additional paid-in capital	260,903	260,903
Retained earnings	5,275,262	4,947,376
	5,537,005	5,209,119
Less - treasury stock, at cost, 37,700 and 33,500 shares as of December 31, 2012 and 2011, respectively	(2,191,594)	(1,917,880)
Total stockholders' equity	3,345,411	3,291,239
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,596,204	$ 5,175,089

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUES:		
Commissions and fees	$ 10,158,063	$ 9,958,572
Interest and dividends	73,146	51,863
Underwriting income	79,509	37,532
Realized and unrealized gains (losses) on securities owned, net	159,191	(36,550)
Other income	56,981	101,043
	10,526,890	10,112,460
EXPENSES:		
Employee compensation, payroll taxes and benefits	7,809,099	7,665,963
Occupancy	534,379	515,913
Communications	415,885	428,573
Securities clearing expense	138,325	147,028
Advertising and marketing	147,323	135,056
Legal and professional fees	217,789	119,341
Association dues and registration fees	89,850	93,734
Interest	11,072	6,995
Other operating expenses	324,984	339,627
	9,688,706	9,452,230
INCOME BEFORE PROVISION FOR INCOME TAXES	838,184	660,230
PROVISION FOR INCOME TAXES	(325,098)	(259,347)
NET INCOME	$ 513,086	$ 400,883

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total
BALANCE, January 1, 2011	$ 840	$ -	$ 260,903	$ 4,748,493	$ (1,864,610)	$ 3,145,626
Dividends on common stock	-	-	-	(202,000)	-	(202,000)
Repurchase of 870 shares of common stock, at cost	-	-	-	-	(53,270)	(53,270)
Net income	-	-	-	400,883	-	400,883
BALANCE, December 31, 2011	840	-	260,903	4,947,376	(1,917,880)	3,291,239
Dividends on common stock	-	-	-	(185,200)	-	(185,200)
Repurchase of 4,200 shares of common stock, at cost	-	-	-	-	(273,714)	(273,714)
Net income	-	-	-	513,086	-	513,086
BALANCE, December 31, 2012	$ 840	$ -	$ 260,903	$ 5,275,262	$ (2,191,594)	$ 3,345,411

The accompanying notes to financial statements are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 513,086	$ 400,883
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	113,660	91,880
Deferred income tax expense	45,963	1,327
Unrealized (gain) loss on securities owned, net	(159,191)	37,792
Realized gain on securities owned, net	-	(1,242)
Decrease (increase) in firm margin deposit	49,926	(182,985)
Increase in receivable from brokers or dealers	(266,127)	(215,356)
Net purchase of securities owned	(309,762)	(306,425)
Decrease in deposits and other assets	2,741	40,338
Increase in payable to brokers or dealers	309,762	129,523
(Decrease) increase in accrued profit sharing	(7,986)	82,149
Increase in accrued compensation and related taxes	178,341	138,412
Increase (decrease) in other accrued expenses	9,122	(33,003)
Increase in deferred rent payable	11,758	13,259
Increase (decrease) in income taxes payable	21,983	(242,344)
Total adjustments	190	(446,675)
Net cash provided by (used in) operating activities	513,276	(45,792)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment	(90,070)	(182,109)
Net cash used in investing activities	(90,070)	(182,109)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	(387,200)	(154,110)
Purchase of treasury stock	(273,714)	(53,270)
Net cash used in financing activities	(660,914)	(207,380)
NET DECREASE IN CASH	(237,708)	(435,281)
CASH, beginning of year	1,806,982	2,242,263
CASH, end of year	$ 1,569,274	$ 1,806,982
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 11,072	$ 6,995
Cash paid for income taxes	$ 254,603	$ 497,458
NON-CASH FINANCING ACTIVITIES:		
Dividends payable	$ -	$ 202,000

The accompanying notes to financial statements
are an integral part of these statements.

1. BUSINESS DESCRIPTION

Sage, Rutty & Co., Inc. (the "Company") is a securities broker engaged in the purchase and sale of securities for its customers. The Company's customers are comprised of corporate, institutional and individual investors. The Company executes transactions and introduces them to First Clearing, LLC, (the "Clearing Broker"), a New York Stock Exchange member firm, on a fully disclosed basis.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting -

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates include, but are not limited to, depreciable lives of furniture and equipment, valuation of securities owned and deferred income taxes. Accordingly, actual results may differ from those estimates.

Cash -

The Company has defined cash as highly liquid investments with a maturity of three months or less when purchased, including money market funds, which are not held for sale in the ordinary course of business.

Revenue recognition -

Security transactions are recorded on a trade date basis. Commission income and expenses are reflected in the financial statements as of the trade date. Investment advisory fees are received quarterly but are recognized as earned over the terms of the contract. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Receivable and allowance for doubtful accounts -

The Company extends credit to its Clearing Broker and other companies in the financial services industry in the normal course of business. Management periodically reviews the sufficiency of the allowance for doubtful accounts, taking into consideration its historical losses and existing economic conditions, and makes adjustments to the allowance as it considers necessary. Management has determined that no allowance is necessary at December 31, 2012 and 2011.

Securities owned -

Securities owned are stated at fair value. Realized and unrealized gains or losses are recorded net in the accompanying statements of income. Net realized and unrealized gains (losses) on securities owned was $159,191and $(36,550) for the years ended December 31, 2012 and 2011, respectively.

A portion of the Company's securities are purchased on margin from its Clearing Broker. The Company must maintain an appropriate balance in an account held by the Clearing Broker to maintain these securities. This balance amounted to $396,038 and $445,964 at December 31, 2012 and 2011, respectively.

Depreciation -

Depreciation is computed using accelerated methods over the estimated useful lives of the related assets, which are as follows:

Furniture and equipment	3 - 7 years
Vehicle	5 years

Depreciation expense totaled $113,660 and $91,880 for the years ended December 31, 2012 and 2011, respectively.

Furniture and equipment -

Furniture and equipment are generally stated at cost. However, the Company reviews long-lived assets to be held and used for possible impairment when events or changes in circumstances indicate their carrying amounts may not be recoverable. If such events or changes in circumstances are present, a loss is recognized to the extent the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. At December 31, 2012 and 2011, there were no such impairments.

Fair value measurements -

Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The Company measures certain financial instruments at their respective fair value and applies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical instruments and the lowest priority to unobservable inputs. If the inputs used to measure the instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value, as follows:

Level 1 - Inputs for assets and liabilities where values are based on unadjusted quoted prices for identical assets in active markets at the measurement date.

Level 2 - Observable inputs based on quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets.

Level 3 - Unobservable inputs which include values derived from which there is little, if any, market activity for the assets and liabilities. Valuation models may include discounted cash flows methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Advertising -

Advertising costs are expensed as incurred. Advertising expenses were $71,201 and $52,370 for the years ended December 31, 2012 and 2011, respectively.

Income taxes -

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes.

The Company accounts for deferred taxes using the asset and liability approach whereby deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities, as measured using the enacted tax rates which are expected to be in effect when these differences reverse.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may or may not accurately forecast actual outcomes.

Subsequent events -

The Company has evaluated subsequent events through February 27, 2013, the date the financial statements were available to be issued.

3. SECURITIES OWNED

The following is a summary of securities owned at December 31, 2012:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$ 570,231	$385,447	$(170,683)	$ 784,995
Preferred stock	100,000	-	-	100,000
Variable annuities	175,000	-	(11,600)	163,400
Municipal and non-convertible corporate bonds	932,505	1,397	(5,455)	928,447
Total securities owned	$1,777,736	$386,844	$(187,738)	$1,976,842

The following is a summary of securities owned at December 31, 2011:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$ 570,231	$304,043	$(223,638)	$ 650,636
Preferred stock	100,000	-	-	100,000
Variable annuities	175,000	-	(28,365)	146,635
Municipal and non-convertible corporate bonds	622,743	2,973	(15,098)	610,618
Total securities owned	$1,467,974	$307,016	$(267,101)	$1,507,889

4. FAIR VALUE MEASUREMENTS

The fair value of securities owned on a recurring basis at December 31, 2012 is presented below:

	Level 1	Level 2	Level 3	Total
Domestic common stocks	$784,995	$ -	$ -	$ 784,995
Preferred stock	-	-	100,000	100,000
Variable annuities	-	163,400	-	163,400
Municipal and non-convertible corporate bonds	-	928,447	-	928,447
	$784,995	$1,091,847	$100,000	$1,976,842

The fair value of securities owned on a recurring basis at December 31, 2011 is presented below:

	Level 1	Level 2	Level 3	Total
Domestic common stocks	$650,636	$ -	$ -	$ 650,636
Preferred stock	-	-	100,000	100,000
Variable annuities	-	146,635	-	146,635
Municipal and non-convertible corporate bonds	-	610,618	-	610,618
	$650,636	$757,253	$100,000	$1,507,889

The fair value of domestic common stocks is based on quoted market prices. They are classified as Level 1 since they are traded in an active market for which closing prices are readily available. The fair value of variable annuities is based on the net asset value as provided by the insurance company. They are classified as Level 2 since these prices are not available on exchanges and may be subject to a surrender charge upon liquidation. The fair value of municipal and non-convertible corporate bonds is based on market prices from available sources. They are classified as Level 2 since these prices are based on similar instruments in active markets. The fair value of the preferred stock is based on the cost of the stock acquired in a privately held company (see Note 11). Management believes that the valuation of the preferred stock approximates fair value but since an established exit price does not exist as of measurement date, this security is recorded as a Level 3 asset.

Changes in Level 3 assets measured at fair value on a recurring basis during the years ended December 31 are as follows:

	2012	2011
Balance, beginning of year	$100,000	$ -
Purchases	-	100,000
Balance, end of year	$100,000	$100,000

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Company believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the reporting date.

There have been no changes in the fair value methodologies used at December 31, 2012 and 2011.

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31:

	2012	2011
Furniture and equipment	$ 481,779	$ 599,383
Vehicle	46,875	46,875
	528,654	646,258
Less - accumulated depreciation	(358,434)	(452,448)
Furniture and equipment, net	$ 170,220	$ 193,810

6. LINE OF CREDIT

The Company has an unsecured line of credit agreement with Manufacturers and Traders Trust Company (the "Bank") with maximum borrowings of $750,000. Interest is payable monthly at the Bank's prime rate (the prime rate was 3.25% at December 31, 2012). There were no outstanding borrowings under the line of credit at December 31, 2012 or 2011.

7. COMMITMENTS

The Company has entered into a lease agreement for office space expiring November 30, 2019, with the first two and a half months rent-free. The lease agreement also includes scheduled rent increases. The effect of the rent free period as well as the scheduled rent increases are accrued as deferred rent and is being amortized over the life of the lease to achieve a level monthly rental expense. Under the agreement, the Company will have the option at the end of the lease term to extend the agreement for up to an additional ten years.

Future minimum lease payments required under the lease agreement are as follows:

Years ending December 31,	
2013	$ 328,500
2014	328,500
2015	330,000
2016	346,500
2017	346,500
Thereafter	664,125
	$2,344,125

Rental expense totaled $324,003 and $323,759 for the years ended December 31, 2012 and 2011, respectively.

In addition to the base rental payments, the Company is required to pay its pro-rata share of electricity and real estate taxes.

The Company entered into a clearing agreement with the Clearing Broker to provide clearing, execution, and other services to the Company. The agreement automatically renews for twelve months unless advance termination notice is provided by either party thirty days prior to the automatic renewal date. Termination of the agreement for other reasons by either party could result in a termination fee to be paid by the Company.

8. INCOME TAXES

Provision for income taxes consists of the following for the years ended December 31:

	2012	2011
Current -		
Federal	$226,093	$209,428
State	53,042	48,592
	279,135	258,020
Deferred -		
Federal	40,381	1,166
State	5,582	161
	45,963	1,327
	$325,098	$259,347

Deferred income tax assets and liabilities are comprised of the following at December 31:

	2012	2011
Deferred income tax assets (liabilities) -		
Deferred rent payable	$ 40,556	$ 36,005
Deferred revenue arrangements	194	806
Depreciation and amortization	(45,670)	(52,854)
Federal benefit of state tax reserve	10,120	10,120
Unrealized securities gain, net	(77,054)	(15,447)
Prepaid asset arrangements	(83,175)	(87,696)
	$(155,029)	$(109,066)

A reconciliation of the income tax provision computed by applying the statutory United States federal income tax rate and the income tax provision reflected in the accompanying statements of income are as follows for the years ended December 31:

	2012	2011
Provision at federal statutory rate	$284,983	$224,478
Nondeductible expenses	14,660	14,878
State income tax provision, net of federal income tax effects	38,306	32,232
Tax-exempt income	(12,851)	(12,241)
Total	$325,098	$259,347

The Company is required to file income tax returns with federal and various state taxing authorities. As of December 31, 2012, the Company's federal and state income tax returns remain subject to examination by the respective taxing authorities for the 2009 through 2012 tax years. At December 31, 2012 and 2011, a liability for uncertain tax positions was $34,082 and is reported in other accrued expenses on the statements of financial position.

9. RETIREMENT PLAN

The Company has a retirement plan that offers substantially all employees (who meet certain eligibility requirements) the opportunity to participate in a profit sharing 401(k) plan (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer a maximum of 100% of their compensation, not to exceed the annual limitation prescribed under the Internal Revenue Code and may select from a number of available investment options. The Company may elect to make a profit sharing contribution, at its discretion. Total Company contributions to the Plan were $376,309 and $384,295 for the years ended December 31, 2012 and 2011, respectively.

10. STOCKHOLDERS' EQUITY

The holders of the Class A voting common stock are entitled to one vote for each share held at all meetings of stockholders and shall have the sole and exclusive right to vote on or approve any corporate action requiring stockholder approval. All other rights of the Class A voting common stock and Class B non-voting common stock are identical. There were 46,300 and 50,500 shares of Class A common stock issued and outstanding at December 31, 2012 and 2011, respectively.

During the years ended December 31, 2012 and 2011, the Company purchased shares of its Class A common stock from stockholders for $273,714 and $53,270, respectively.

11. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2012 and 2011, the Company incurred costs totaling $84,403 and $311,483, respectively, in connection with services provided by a company affiliated with a member of the board of directors at the time services were rendered. Such costs primarily related to information technology services including on-site and off-site helpdesk support, remote backup services and web hosting services. During the years ended December 31, 2012 and 2011, $1,125 and $123,697, respectively, of these costs, related to the purchase of information technology equipment, were capitalized by the Company.

In addition, during 2011, the Company purchased preferred stock in this affiliated company in the amount of $100,000. The preferred stock pays an annual cumulative dividend of 10%. The preferred stock can be put back for repurchase with sixty days notice on April 1, 2014 and each April 1 subsequent to that date. In addition, each share of preferred stock can be converted to 30 shares of common stock on or after April 1, 2014. The preferred stock is reported as securities owned in the statements of financial condition (see Note 3).

12. CREDIT RISK CONCENTRATIONS

The Company maintained bank balances that, at times, exceeded the federally insured limit during the years ended December 31, 2012 and 2011. The Company has not experienced losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

As discussed in Note 1, the Company executes transactions and introduces them to the Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $2,214,160 which was $1,964,160 in excess of its required net capital of $250,000. The Company's net capital ratio was .525 to 1.

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ 3,345,411
2. Deduct ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		3,345,411
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		$ 3,345,411
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition	$ 910,224	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities	-	
D. Other deductions and/or charges	-	(910,224)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		2,435,187
9. Haircuts on securities:		
A. Contractual securities commitments	-	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:		
1. Exempted securities	35,590	
2. Debt securities	-	
3. Options	-	
4. Other securities	179,980	
D. Undue concentration	5,457	
E. Other	-	(221,027)
10. Net capital		$ 2,214,160

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6-2/3% of line 19)	$ 77,551
12. Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
13. Net capital requirement (greater of line 11 or 12)	$ 250,000
14. Excess net capital (line 10 less 13)	$ 1,964,160
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 1,914,160

(Continued on page 16)

The accompanying notes to financial statements are an integral part of this schedule.

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$ 1,163,259
17. Add:	
A. Drafts for immediate credit	-
B. Market value of securities borrowed for which no equivalent value is paid or credited	-
C. Other unrecorded amounts	-
19. Total aggregate indebtedness	$ 1,163,259
20. Percentage of aggregate indebtedness to net capital	52.5%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2012)

Excess net capital per the Company's FOCUS Report (unaudited)	$ 1,784,625
Adjustments made to income and expense accounts which decrease ownership equity	(80,335)
Decrease to non-allowable assets	256,114
Decrease in haircuts on securities	3,756
Excess net capital per this computation	$ 1,964,160

The accompanying notes to financial statements are an integral part of this schedule.

SAGE, RUTTY & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AS OF DECEMBER 31, 2012

Exemption under SEC Rule 15c3-3 section (k)(2)(ii) has been claimed

The Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records.

The accompanying notes to financial statements
are an integral part of this schedule.

SAGE, RUTTY & CO., INC.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES
YEAR ENDED DECEMBER 31, 2012

DEJOY, KNAUF
& BLOOD LLP
certified public accountants
Rochester, New York

**INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES**

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Sage, Rutty & Co., Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "specified parties") solely to assist you and the other specified parties in evaluating Sage, Rutty & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sage, Rutty & Co., Inc.'s management is responsible for Sage, Rutty & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, as follows:

   We compared the payment dated July 30, 2012 in the amount of $7,326 to the year-to-date December 31, 2012 check register obtained from Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We also obtained and reviewed check number 82140 dated July 30, 2012. In addition, we obtained the payment dated February 25, 2013 in the amount $7,393, and reviewed the check number 82855. We noted no differences.

2. Compared the Total revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the Total revenue reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012, noting an insignificant difference of $2 due to rounding.

3. Compared amounts reported on page 2, items 2b and 2c of Form SIPC-7 with supporting schedules and work papers as follows:

a. Compared deductions on line 1, Revenues from the distribution of shares of a registered open end investment company, of $4,281,748 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

b. Compared deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $153,359 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

c. Compared deductions on line 5, Net gain from securities in investment accounts, of $159,191, to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

d. Compared deductions on line 8, Other revenue not related either directly or indirectly to the securities business, of $33,841 to a report from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

e. Compared deductions on line 9(i), Total interest and dividend expense, of $11,072 from the Peachtree accounting system provided by Matthew Lacey, Controller, Sage, Rutty & Co., Inc. We noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the arithmetical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $5,887,677 and $14,719, respectively of the Form SIPC-7. We noted no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

DeJoy, Knauf & Blood, LLP

February 27, 2013.

DEJOY, KNAUF
& BLOOD LLP
certified public accountants

DEJOY, KNAUF
& BLOOD LLP
certified public accountants

Rochester, New York

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

In planning and performing our audit of the financial statements of Sage, Rutty & Co., Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeJoy, Knauf + Blood, LLP

February 27, 2013.

DEJOY, KNAUF
& BLOOD LLP
certified public accountants